Ladbrokes PLC

SUPPL

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') NOTIFIES THE MARKET THAT, FOLLOWING THE ISSUE OF 95,959 ORDINARY SHARES OF 28 1/3P EACH ('SHARES') BETWEEN 30 JUNE AND 30 JULY 2007, THE COMPANY'S ISSUED SHARE CAPITAL NOW CONSISTS OF 630,384,840 ORDINARY SHARES OF 28 1/3P EACH WITH VOTING RIGHTS. NO SHARES ARE HELD IN TREASURY.

THE ABOVE FIGURE OF 630,384,840 MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

dw 10/2

ALLOTMENTANNOUNCEMENTJuly

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Disclosure & Transparency Rules – Transitional Provisions.	

3. Full name of person(s) subject to the notification obligation:	ABN AMRO BANK N.V London Branch
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	05/07/2007
6. Date on which issuer notified:	09/07/2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary GBP0.028333 GBP00B0ZSH635			20,352,263	20,352,263		3.23%	

ABN070709

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
20,352,263	3.23%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

Ladbrokes PLC

RECEIVED

2007 AUG -7 A 10:04

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	17	8	1,858
JOHN O'REILLY	17	8	1,858
PDMRs			
MIKE O'KANE	17	8	1,858
MICHAEL NOBLE	17	8	1,858
RICHARD AMES	17	8	114

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 JULY 2007 AT 437.25P PER SHARE.

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

aesp700705

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